

02003540

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Midland Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 North Garden Avenue, Suite 1200
(No. and Street)

Clearwater, (City) FL (State) 33755 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle K. Harris (727) 461-4801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name — if individual, state last, first, middle name)

250 West Pratt Street, Suite 2100 (Address) Baltimore, (City) MD (State) 21201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Don R. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midland Securities Corporation, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public

DEBORAH A. DIOLIVEIRA
MY COMMISSION # CC 897669
EXPIRES: March 24, 2004
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 6 2002
PROCESSING
WASH, D.C.
365
SECTION

Midland Securities Corporation

Report on Audits of Financial Statements
Years Ended December 31, 2001 and 2000

Midland Securities Corporation
Table of Contents



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Board of Directors of
Midland Securities Corporation

In our opinion, the accompanying balance sheets and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Midland Securities Corporation (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Midland Securities Corporation
Balance Sheets
December 31, 2001 and 2000

Assets	2001	2000
Cash and cash equivalents	$ 58,443	$ 62,110
Due from related companies	8,980	2,661
Income taxes receivable	-	2,089
Commissions receivable	81,150	-
Total assets	$ 148,573	$ 66,860
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$ 10,434	$ 5,000
Due to related companies	9,938	-
Commissions payable	81,150	-
Total liabilities	101,522	5,000
Stockholder's equity		
Common stock - $.10 par value; 10,000 shares authorized; 1,000 shares issued and outstanding	100	100
Paid-in capital	79,900	79,900
Accumulated deficit	(32,949)	(18,140)
Total stockholder's equity	47,051	61,860
Total liabilities and stockholder's equity	$ 148,573	$ 66,860

The accompanying notes are an integral part of these financial statements.

Midland Securities Corporation
Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions and offering expense reimbursements	$ 1,314,917	$ 828,550
Interest from short-term investments	2,058	1,309
	1,316,975	829,859
Expenses		
Commissions and offering expenses	1,314,917	828,550
Taxes and licenses	3,346	4,246
Professional services	18,278	6,533
Other operating expenses	2,134	4,762
	1,338,675	844,091
Loss before income taxes	(21,700)	(14,232)
Income tax benefit	6,891	4,689
Net loss	$ (14,809)	$ (9,543)

The accompanying notes are an integral part of these financial statements.

Midland Securities Corporation
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2001 and 2000

	Common Stock				
	Shares Issued	Par Value	Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2000	1,000	$ 100	$ 39,900	$ (8,597)	$ 31,403
Capital contributions	-	-	40,000	-	40,000
Net loss	-	-	-	(9,543)	(9,543)
Balance, December 31, 2000	1,000	100	79,900	(18,140)	61,860
Net loss	-	-	-	(14,809)	(14,809)
Balance, December 31, 2001	1,000	$ 100	$ 79,900	$ (32,949)	$ 47,051

The accompanying notes are an integral part of these financial statements.

Midland Securities Corporation
Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss	$ (14,809)	$ (9,543)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Increase in due from related companies	(6,319)	(2,661)
Decrease (increase) in income taxes receivable	2,089	(1,613)
(Increase) decrease in commissions receivable	(81,150)	75,000
Increase in accrued expenses	5,434	3,800
Increase in due to related companies	9,938	-
Increase (decrease) in commissions payable	81,150	(75,000)
Total adjustments	11,142	(474)
Net cash used in operating activities	(3,667)	(10,017)
Cash flows from financing activities		
Capital contributions	-	40,000
Net cash provided by financing activities	-	40,000
Net (decrease) increase in cash	(3,667)	29,983
Cash and cash equivalents, beginning of year	62,110	32,127
Cash and cash equivalents, end of year	$ 58,443	$ 62,110

The accompanying notes are an integral part of these financial statements.

1. Ownership and Operations

Midland Securities Corporation (the "Company") is a wholly-owned subsidiary of Midland Financial Holdings, Inc (the "Parent").

The Company's principal business is the sale of limited partnership interests offered by Midland Equity Corporation ("MEC"), an affiliated company, in Low Income Housing Tax Credit ("LIHTC") Real Estate Investments, which receive tax credits for low-income rental housing under Internal Revenue Code Section 42.

The Company is registered with the National Association of Security Dealers ("NASD").

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term cash investments with original maturities at the date of acquisition of three months or less. The Company maintains its cash and cash equivalents with what it believes to be high credit quality financial institutions.

Commissions Receivable

Commissions receivable consists of commissions and offering expense reimbursements resulting from the sale of limited partnership interests offered by MEC. The receivables are classified as short-term and are non-interest bearing. Due to the existence of a related obligation to pay all or a portion of these cash flows to security broker dealers when collected, a corresponding liability is reflected on the balance sheet.

Revenue Recognition

The Company recognizes its commissions and offering expense reimbursements income from the sale of limited partnership interests offered by MEC at the time the legally binding subscription agreements, promissory notes and partnership agreements have been fully executed.

Income Taxes

The Company utilizes the asset and liability method for deferred income taxes. Under this method, deferred tax assets and liabilities are established based on the differences between financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. At December 31, 2001 and 2000 the Company did not have a deferred tax asset or liability recorded.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 classifications.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital. The Company computes its net capital under the rule which requires the maintenance of minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Net capital may fluctuate on a daily basis. Net capital information as of December 31, 2001 and 2000 is as follows:

	2001	2000
Stockholder's equity as of December 31	$ 47,051	$ 61,860
Less: Non-allowable assets	8,980	4,750
Less: Non-allowable haircuts	1,065	1,027
Net capital	$ 37,006	$ 56,083
Minimum net capital requirement	$ 6,768	$ 5,000
Percentage of aggregate indebtedness to net capital	274.34%	8.92%

There are no differences between the amount of net capital calculated above and the amount reported in the Company's unaudited Part IIA FOCUS, which was filed with the NASD as of December 31, 2001.

4. Related-Party Transactions

The Company received commissions and offering expense reimbursements of $1,314,917 and $828,550 in 2001 and 2000, respectively, from the sale of limited partnership interests offered by MEC.

The Company receives management and administrative assistance and office space from Midland Mortgage Investment Corporation, an affiliated company, at no cost.

The Company has a balance due from the Parent that represents the income tax benefit due to the Company. This amount bears interest at .25% over money center bank prime (4.75% at December 31, 2001).

The Company has a balance due to an affiliated company that represents an advance for operating expenses. This balance does not bear interest.

5. Exemption from Reserve Requirements of Securities and Exchange Commission (SEC) Rule 15(c)3-3(k)

The Company neither clears transactions for customers nor carries customer accounts and as such operates pursuant to the exemptive provision of SEC Rule 15(c)3-3(k). The Company has also

agreed to limit its business to the sale of limited partnerships and direct participation programs on a subscription basis directly with the issuer, underwriter, or other distributors.

6. Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors during the years ended December 31, 2001 and 2000.

7. Concentration of Credit Risk

Statement of Financial Accounting Standards (SFAS) No. 105, *Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk*, requires disclosure of information about financial instruments with off-balance sheet risk and concentrations of credit risk for all financial instruments. The Company has no instruments which subject it to off-balance sheet risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of third-party receivables.

8. Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions. The fair value of all financial instruments held at December 31, 2001 and 2000, respectively, is estimated to approximate the carry values due to their short maturity and high liquidity.

9. Future Changes in Accounting Principles

In June 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (FAS 142), which is effective January 1, 2002. Under FAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. In addition, goodwill recorded as a result of business combinations completed during the six-month period ending December 31, 2001 will not be amortized. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of FAS 142. The Company is currently reviewing the provisions of FAS 142 and does not believe it will have a material impact on results of operations.



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
Midland Securities Corporation

In planning and performing our audit of the financial statements of Midland Securities Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002